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June 2, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3561

Attn:	Bradley Ecker

Martin James

Erin Purnell

Beverly Singleton

Re:   SharkNinja Global SPV, Ltd.

Amendment No. 2 to Draft Registration Statement on Form F-1

Submitted May 16, 2023

CIK No. 0001957132

On behalf of our client, SharkNinja, Inc., a Cayman Islands corporation (the “Company”), we hereby provide responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 1, 2023 (the “Comment Letter”) with respect to the above-referenced Amendment No. 2 to Draft Registration Statement on Form F-1 confidentially submitted to the Commission on May 16, 2023 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is confidentially submitting, through the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, an amendment to the Draft Registration Statement (the “Amendment”) in response to the Staff’s comments and to reflect certain other changes.

Securities and Exchange Commission

June 2, 2023

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Amendment.

Summary Historical and Unaudited Pro Forma Condensed Consolidated Financial and Operating Information, page 19

1.	Please remove the unaudited designation from the columnar headings as none of the summary data is considered to be audited.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 19 and 20 to remove the unaudited designation from the columnar headings.

Risk Factors

We operate our business in jurisdictions where intellectual property theft or compromise is common, page 38

2.	Noting your disclosure here regarding intellectual property, on page 47 regarding tariffs on Chinese imports, and on page 132 stating that the suppliers responsible for the assembly of your products are primarily based in China, please tell us what consideration you gave to adding risk factor disclosure discussing the Chinese government’s significant oversight and discretion over the conduct of your suppliers. This could include the risk that the Chinese government may intervene or influence the operations of your suppliers at any time, and whether this could result in a material change in your operations and/or the value of the securities you are registering.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure starting on page 49 to include risk factor disclosure discussing the Chinese government’s significant oversight and discretion over the conduct of the Company’s suppliers.

Capitalization, page 69

3.	We note that the Total debt caption references a footnote (3) but you have not included such a footnote to the table. Please revise to include to footnote (3) and its related discussion, or advise us.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 69 to remove the reference to footnote (3).

* * * * *

Securities and Exchange Commission

June 2, 2023

Please contact me at (212) 735-3712 or ryan.dzierniejko@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Ryan J. Dzierniejko

cc:	Mark Barrocas, President, SharkNinja Global SPV, Ltd. Paul Carbone, Chief Financial Officer, SharkNinja Global SPV, Ltd.

Pedro J. Lopez-Baldrich, Chief Legal Officer, SharkNinja Global SPV, Ltd.

Howard L. Ellin, Skadden, Arps, Slate, Meagher & Flom LLP